

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Stamatis Tsantanis
Chief Executive Officer
United Maritime Corp
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

      Re: United Maritime Corp
          Draft Registration Statement on Form F-1
          Submitted June 29, 2022
          CIK No. 0001912847

Dear Mr. Tsantanis:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Will Vogel